

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

David Vélez Osorno
Chief Executive Officer
Nu Holdings Ltd.
Campbells Corporate Services Limited, Floor 4
Willow House, Cricket Square, KY1-9010
Grand Cayman, Cayman Islands

Re: Nu Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 13, 2021
CIK No. 0001691493

Dear Mr. Osorno:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. We note the inclusion of numerous client endorsements/testimonials following page 206 of the prospectus and partner endorsements following page 212. Please either provide us supplementally with consents from all the third parties cited in the prospectus or remove the endorsements and testimonials.

Prospectus Summary
Overview, page 1

2. We note your response to our prior comment 3 and reissue in part. Please clarify here, if true, that you believe you are "the largest digital banking platform in the world, outside of Asia" and on pages 13 and 221 that you "have built the largest digital banking platform in the world outside of Asia" in terms of the number of customers on your platform, and not based on revenue, profits, or any other financial indicator.   In addition, please make a conforming change on the last page of the "Letter from Our Founders."

Welcome to Nu, page 1

3. We note your response to prior comment 5. Regarding your organic growth, please revise your disclosure to explain how you determine no direct paid marketing expenses are incurred when new customers are acquired.

Business, page 203

4. We note that you intend to file various license agreements with Mastercard International as Exhibits 10.5, 10.6 and 10.7, as well as the investment agreement with Easynvest as Exhibit 10.8. Please describe the material terms of these agreements or advise.

You may contact Michelle Miller at (202) 551-3368 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney, Esq.